Exhibit 15.6 AstraZeneca PLC Legal & Secretary’s Department 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA For the attention of Adrian Kemp By email & by post March 6, 2018 Dear Ladies and Gentlemen BUREAU VERITAS STATEMENT OF ASSURANCE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2017 In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the US Securities and Exchange Commission, Bureau Veritas hereby authorizes AstraZeneca to refer to Bureau Veritas’s external assurance on corporate responsibility related information as stated on page 227 and identified (highlighted in yellow) on the pages of the Annual Report and Form 20-F Information for the fiscal year ended December 31, 2017 (the “Annual Report”) annexed as Annex A, which is incorporated by reference in the registration statement No. 333-214756 for AstraZeneca Form F-3, and in the registration statements No. 333-216901, No. 333-170381, No. 333-152767, No. 333-124689 and No. 333-09062 on Form S-8 for AstraZeneca. Our authorization is subject to AstraZeneca’s acknowledgement and agreement that: 1) Bureau Veritas has undertaken an independent review of the corporate responsibility information disclosed in the Annual Report and provided an opinion as to the accuracy and reliability of the information subject to the scope, objectives and limitations defined in the full assurance statement posted on AstraZeneca’s responsibility website; 2) AstraZeneca acknowledges and agrees that Bureau Veritas shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize Bureau Veritas as such; and 3) AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to Bureau Veritas, set forth in the Annual Report as filed with the SEC and agrees to indemnify Bureau Veritas from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca. Very truly yours, /s/ Julie-Anna Smith Head of Technical Centre – Bureau Veritas Certification UK For and on behalf of Bureau Veritas UK Ltd ACCEPTED AND AGREED This sixth day of March 2018 AstraZeneca PLC /s/ Adrian C N Kemp Name: Adrian C N Kemp Title: Company Secretary

Strategy and Key Performance Indicators *continued*

Strategic priorities | **Key Performance Indicators**

Be a Great Place to Work

Evolve our culture
Work to improve our employees' identification with our Purpose and Values and promote greater understanding of, and belief in, our strategy.

Invest in and implement tailored leadership development programmes.

Simplify our business
Develop simpler, more efficient processes and flatten our organisational structure to improve productivity, encourage accountability and improve decision making and communication.

Attract and retain the best talent
Accelerate efforts to attract diverse, top talent with new capabilities.

Be a Great Place to Work from page 34.

Employee belief in our strategy

88%

2017	88%[1]
2016	80%[2]
2015	89%[3]

[1] Source: December 2017 Pulse survey across a sample of the organisation.
[2] Source: December 2016 Pulse survey across a sample of the organisation.
[3] Source: January 2016 Pulse survey across a sample of the organisation.

Organisational structure – % of employees within six management steps of the CEO

70%

2017	70%
2016	82%
2015	71%

Employees who would recommend AstraZeneca as a great place to work

81%

2017	81%[1]
2016	74%[2]
2015	83%[3]

[1] Source: December 2017 Pulse survey across a sample of the organisation.
[2] Source: December 2016 Pulse survey across a sample of the organisation.
[3] Source: January 2016 Pulse survey across a sample of the organisation.

Do business sustainably

Secure our future
Deliver our business strategy in a way that delivers wider benefits to society and the planet.

Focus on:

- increasing access to healthcare for more people
- furthering ethics and transparency in everything we do
- environmental protection.

Connect our work with the UN Sustainable Development Goals and integrate our commitments into day-to-day business activities.

Sustainability from page 38.

Dow Jones Sustainability Index rating

84%

2017	84%
2016	86%
2015	84%

Maintained listing in the Dow Jones Sustainability World and Europe Indices comprising the top 10% of the largest 2,500 companies. The decline to 84% places us within two percentage points of the industry's best score.

Access to healthcare: Healthy Heart Africa programme

5.7m people

2017	5.7m
2016	2m
2015	1m

Healthy Heart Africa is a signature access to healthcare programme providing screenings, diagnosis and treatment of hypertension to nearly six million people since launching.

Environmental protection: Operational carbon footprint[1]

1,659 kt CO_2e

2017	1,659 kt CO_2e
2016	1,659 kt CO_2e
2015	1,777 kt CO_2e

[1] Operational carbon footprint is emissions from all Scope 1, 2 and selected Scope 3 sources. See page 227.

Our 2017 operational carbon footprint met our target of progressing our Science Based Targets and represents a 7% reduction from our 2015 baseline.

Note: We will review the Be a Great Place to Work and Do business sustainably key performance indicators in 2018 to evaluate appropriate representation of the strategy. We will continue to make updates on current indicators publicly available.

> "Our achievements are only made possible by a skilled and talented team who live our Values and are true to our Purpose."

20 AstraZeneca Annual Report & Form 20-F Information 2017 / Strategic Report

Access to healthcare We continue to make our medicines affordable to more people on a commercially and socially sustainable basis. As, on average, almost half of medicine funding in emerging countries is paid for by the patient or their families, we base our approach in these markets on an understanding of their economic circumstances and the burden placed on them by health costs. We are aiming to enable our Emerging Markets to deliver better and broader patient access through innovative and targeted equitable pricing strategies and practices. Other programmes are focused on developing healthcare system infrastructure. For Phakamisa supports the South Africa healthcare system by bringing together different organisations to strengthen healthcare capabilities and improve access to treatment and support networks. It aims to reduce the burden of breast and prostate cancer and lung disease through the promotion of primary prevention, early detection and access to afforda medicines. Launched in September 2017, Healthy Lung Asia is a region-wide initiative, with programmes being tailored and developed in nine countries across Asia in collaboration with local partners. The overall objective of Healthy Lung Asia is to raise the profile of respiratory disease with policy makers and build health system capacity to support future access. It started with programmes in Vietnam and Indonesia. We have a variety of access programmes around the world, each tailored to meet the needs of the local community, which include a patient’s ability to pay. These include patient assistance programmes, such as Terapia Plus in Ukraine, Karte Zdorovia in Russia and FazBem in Brazil. Healthy Heart Africa (HHA) was launched in Kenya in October 2014 in collaboration with the Ministry of Health in support of its commitment to combat NCDs. Following the success of HHA in Kenya, we developed a partnership with the Federal Ministry of Health in Ethiopia in 2016 to integrate HHA programming into the Ethiopian healthcare system, in support of the Government National Strategic Action Plan for NCDs. HHA aims to reach 10 million people with high blood pressure across Africa by 2025, supporting WHO’s global target of a 25% reduction in hypertension prevalence by 2025, and on page 40 you can see the progress we have made. We also run donation programmes, such as in Cambodia, where we celebrated the ninth year of our partnership with Americares in support of the Cambodia Breast Cancer Initiative. In 2017, it provided approximately 700 screenings, more than 8,000 education sessions, and diagnosed 59 cases of breast cancer. For more information, see page 39. For more information on product donations, see Community investment on page 45. For more information on Broadening access to healthcare as one of our sustainability priorities, please see page 39. 29 AstraZeneca Annual Report & Form 20-F Information 2017 / Business Review Strategic Report can Science help more patients in China China market development Our business in China is able to expand only by meeting the needs of an increasing number of patients. In order to do this, we partner with stakeholders at the local, provincial and national level and we recognise that our ability to grow our business is directly related to even more patients being able to access quality healthcare. One important way we do this is through our China Commercial Innovation Centre, where, with our partners, we develop ways to integrate technology into all parts of healthcare delivery, increasing the chance that the right treatment is delivered to the right patient at the right time. For example, by working with different stakeholders, our online nebulisation centres across certain parts of China are now up and running and their availability is updated in real time. Therefore, patients who need to access treatment have all the information they need to access care wherever they may need it. example, n ble

Employees To achieve our strategic priorities, we continue to acquire, retain and develop a talented and diverse workforce united in the pursuit of our Purpose and living our Values. We value the talents and skills of our employees and our people strategy supports our strategic priority of being a great place to work. The voluntary employee turnover rate among our high performers increased in 2017 to 7.1% (from 6.1% in 2016), while the voluntary employee turnover of recent hires decreased to 12.2% (from 12.7% in 2016). We seek to reduce regretted turnover through more effective hiring and induction, exit interviews, risk assessments and retention plans. Sales and Marketing workforce composition (%) Emerging Markets 57% Established Markets 43% The uncertainty faced by individuals and their families following the UK’s decision to leave the EU in the referendum in June 2016 could have an impact on hiring and retaining staff in some business-critical areas. Consequently, we are considering ways in which we might support existing staff who might be impacted and, through our hiring process, ways of supporting potential staff. Build and develop organisations and capabilities We are committed to hiring and promoting talent ethically and in compliance with applicable laws. Our current Global People Policy sets out how we will meet our commitment to promoting and maintaining a culture of diversity and equal opportunity, in which individual success depends solely on personal ability and contribution. It describes the principles of our commitment and provides a framework for developing and implementing the people plans needed to ensure we deliver these principles consistently worldwide. The Global People Policy and its supporting Standards are designed to help protect against discrimination on any grounds (including disability) and cover recruitment and selection, performance management, career development and promotion, transfer, training, retraining (including retraining, if needed, for people who have become disabled), and reward. More information on our Global Policy framework can be found on page 40, our Code of Ethics on page 98 and our Global Policies can be found on our website, www.astrazeneca.com/sustainability. relationships, for example introducing mentoring by senior females for emerging talent in Operations. In 2017, 88% of vacancies across the top three levels of our organisation were filled internally, reflecting our long-term commitment to develop high-quality leaders. To ensure our senior leadership reflects our diverse geographic footprint, we track the country of origin of senior leaders and reflect this in our diversity targets. In 2017, 13.4% of leadership roles that report to our senior leadership team have a country of origin that is an Emerging Market or Japan (an increase from 5% in 2012, but below our 2017 target of 16%). Develop a strong and diverse pipeline of leaders To foster innovation, we seek to harness different perspectives, talents and ideas as well as ensuring that our employees reflect the diversity of the communities in which we operate. As part of our commitment to diversity and inclusion we have implemented numerous initiatives across the globe, such as unconscious bias training, the formation of various employee resource groups (such as an LGBT network) and, in some parts of the business, the creation of a People Manager objective to ensure all recruitment includes diverse applicant slates and diverse interview panels. Diversity is integrated across our new Code of Ethics and associated workforce policy. In addition to the two diversity metrics tracked in the AstraZeneca scorecard, on an annual basis the SET and Board are provided with a comprehensive overview of the AstraZeneca workforce, covering a wide range of metrics and measures (including trends around gender diversity, leadership ethnic diversity and age profile). The SET is also provided with a quarterly summary of key workforce metrics, including gender diversity and leadership ethnic diversity. Within the US, we track overall ethnic minority representation, ethnic minority representation in senior roles, and ethnic minority representation in succession plans. Our commitments include a goal to increase the number of women on our leadership teams. As shown in the gender diversity figure on page 37, women comprise 50.1% of our global workforce. There are currently five women on our Board (42% of the total). Below Board level, the representation of women in senior roles (ie roles at Career Level F or above which constitute the six highest bands of our employee population) increased to 44.4% in 2017 (from 43.2% in 2016), which exceeded our scorecard target of 43.5% for this measure and compares favourably to external benchmarks. Women are also currently promoted at a higher rate than men across all levels of seniority, positively impacting the gender balance. In 2017, AstraZeneca was ranked 15th in the FTSE 100 for Women on Boards and 9th for Women on Executive Committees and Direct Reports. Our progress has been recognised externally with Bahija Jallal (Executive Vice-President, MedImmune) being named 2017 Woman of the Year by the Healthcare Businesswomen’s Association. To help deliver our strategic priorities, we are identifying and recruiting emerging talent, as well as investing in internships and recruitment opportunities globally. For example, we conduct a global programme to hire recent graduates for our pharmaceutical technical development, procurement, quality, engineering, IT, supply chain, and biometrics and information sciences functions. We also have a graduate programme for IMED, which complements our established IMED Post Doctorate Programme for researcher recruitment. Additionally, we offer a 12-week internship opportunity for business school students to contribute to key initiatives in our Oncology therapeutic area. Drive a vibrant, high-performing culture Continuing our emphasis on high performance, in 2017 our high performers were promoted at twice the rate of the wider employee population. We require every employee to have high-quality objectives, aligned to our strategy, which we monitor closely. Managers are accountable for working with their employees to develop individual and team performance targets, and for ensuring employees understand how they contribute to our overall business objectives. Through increased investment in technology, we have also extended our global annual salary and incentive review process to cover 87% of the population (60% in 2016). We encourage participation in various employee share plans, some of which are described in the Directors’ Remuneration Report from page 105, and also in Note 27 to the Financial Statements, from page 179. Hiring over recent years means that employees with less than two years’ service now represent 31% of our global workforce (up from 20% in 2012). This provides a greater balance in terms of refreshing talent and retaining organisational experience. 2017 saw an increase in hiring to support our strategic objectives. Our data indicates that these recent hires are performing strongly, although in some areas of the business retention of this population is challenging. During 2017, we hired 11,000 permanent employees. Voluntary employee turnover remained stable at 9.7% in 2017. In 2017, we extended our Women as Leaders experience to support the accelerated development of high-potential women in AstraZeneca. In addition, we have developed women’s networks in most countries, held a womens’ summit in the UK, US and Sweden, and continued to support mentoring 35 AstraZeneca Annual Report & Form 20-F Information 2017 / Business Review Strategic Report

Business Review
Be a Great Place to Work
continued

Our salary and bonus budgets are distributed in line with our principles, allowing us to clearly differentiate reward according to performance.

Employee opinion surveys help us measure employee satisfaction and engagement, and progress in our aim of being a great place to work. Our most recent survey, carried out in December 2017, showed an improvement compared to the survey at the start of the year in scores for all 11 items common to both surveys. Importantly, we saw good progress in employee understanding and belief in our strategy, perception of AstraZeneca as a great place to work and questions related to personal development. Despite progress in the latest survey, there remains further opportunity for improvement around leadership communication.

Generate a passion for people development

We encourage employees to take ownership of their own development and encourage leaders to spend time supporting their employees' development. To support this, we have implemented a global platform to increase the visibility and accessibility of job opportunities and received over 18,500 applications from internal candidates through this platform in 2017.

As part of our ambition to transform the learning culture in AstraZeneca, we have implemented a best-practice cloud-based global learning management system that will provide a platform to ensure development opportunities are available to all employees.

In 2017, we launched 'Leading People', a social online learning platform, with over 4,000 managers enrolling on the course. We saw a significant increase in the score in a number of key Pulse survey items among this cohort, in particular those around engagement and personal development. This work was recognised with a significant external award. Furthermore, in 2017, we also launched a pilot for over 200 employees for the related programme 'Leading Self', which will be rolled out to all employees globally in 2018.

Human rights

Our Global People Policy and Human Rights Statement commit us to respecting and promoting international human rights – not only in our own operations, but also in our wider spheres of influence, such as our third-party providers. To that end, we integrate human rights considerations into our processes and practices. We are also committed to ensuring that there is no modern slavery or human trafficking in our supply chains or any part of our business. Our full statement required under section 54 of the UK Modern Slavery Act is available on our website, www.astrazeneca.com.

We support the principles set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization's (ILO) standards on child labour and minimum wages. We are also members of the United Nations Global Compact on Human Rights.

We measure human rights by means of a labour review survey every two years in all countries where we have a presence. The review focuses on ILO core themes, including freedom of association and collective bargaining, child labour, discrimination, working hours and wages, including questions on the Living Wage. Where local gaps to ILO minimum standards are identified, such as maternity leave or grievance procedures, we put in place local plans to close those gaps where allowed by relevant national legislation. Our reporting in this area is assured by Bureau Veritas.

For more information, please see page 227.

A global business

Employees by reporting region (%)


Emerging Markets 43.1%
Europe 28.4%
US 21.0%
Established Rest of World 7.5%

All numbers as at 31 December 2017.

61,100
employees

Co-locating around three strategic R&D centres

1. Gaithersburg, MD, US
2,900

2. Cambridge, UK
2,200

3. Gothenburg, Sweden
2,200

By geographical area


1
2
3
4
5
6
7
8
9
10
11
12

1. US
12,800
(21.0%)

2. UK
6,600
(10.7%)

3. Sweden
5,800
(9.4%)

4. Canada
700
(1.2%)

5. Central and South America
3,000
(4.9%)

6. Middle East and Africa
1,600
(2.6%)

7. Other Europe
7,500
(12.4%)

8. Russia
1,300
(2.1%)

9. Other Asia Pacific
6,300
(10.3%)

10. China
11,600
(19.0%)

11. Japan
2,900
(4.7%)

12. Australia and New Zealand
1,000
(1.6%)

36 AstraZeneca Annual Report & Form 20-F Information 2017 / Strategic Report

Strategic Report

In 2017, we signed up to the 'Fair Wage' database and will use this data to measure and monitor performance and issue directions on the Living Wage.

Managing change

We continue to implement plans to invest in our three strategic R&D centres in the US, UK and Sweden. We encourage and support employees to relocate and have made good progress. For example, as at 31 December 2017, 2,200 employees were working in Cambridge and, of these employees, 560 have relocated from other sites in the UK. In addition to the 750 employees hired in 2015 and 2016, we hired a further 350 permanent employees in Cambridge in 2017. We are using interim infrastructure in and around Cambridge to house these employees until our new site is ready. For employees who do not accept offers to relocate to Cambridge, we provide career support, outplacement support and competitive severance packages. For more information on our move to Cambridge, please see R&D resources on page 25.

For more information on our restructuring programme, please see the Financial Review from page 66.

Employee relations

We seek to follow a global approach to employee relations guided by global employment principles and standards, local laws and good practice. We work to develop and maintain good relations with local workforces and work closely with our recognised national trade unions. We also regularly consult with employee representatives or, where applicable, trade unions, who share our aim of retaining key skills and mitigating job losses. According to our internal Human Rights survey carried out in 2016, 58% (106 countries surveyed) of countries in which AstraZeneca operates recognise and have a relationship with trade unions. Where trade unions do not exist in an area of operation, 99% of countries have established arrangements to engage similarly with their workforce.

Safety, health and wellbeing

We work to promote a safe, healthy and energising work environment for employees and partners. Our standards apply globally and are stated in our Global Safety, Health and Environment Policy located on www.astrazeneca.com/sustainability. Due diligence includes establishing and monitoring a set of safety, health and wellbeing targets aimed at supporting our people and keeping AstraZeneca among the sector leaders in performance. Our reporting in this area is assured by Bureau Veritas.

For more information, please see page 227.

As shown below, we made progress against our strategic targets in 2017, achieving a 17% reduction in the reportable injury rate and a 28% reduction in vehicle collision rate from the 2015 baseline. Building on our previous success in establishing a culture of health and wellbeing, we continue to focus on active health promotion. We have programmes to address all four essential health activities – healthy eating and drinking, physical activity, tobacco cessation and mental wellbeing – at 67% of our sites.

In 2017, we carried out several activities and initiatives focused on delivery of improvements in key risk areas, including driver safety (our highest risk for significant injury and fatalities), behavioural safety, ergonomics, fall prevention and industrial hygiene. We also increased focus on learning from incidents.

Gender diversity

Board of Directors of the Company


Male 58%
Female 42%

Directors of the Company's subsidiaries*


Male 71.7%
Female 28.3%

SET*


Male 64%
Female 36%

AstraZeneca employees


Male 49.9%
Female 50.1%

* For the purposes of section 414C(8)(c)(ii) of the Companies Act 2006, 'Senior Managers' are the SET, the directors of all of the subsidiaries of the Company and other individuals holding named positions within those subsidiaries.

Safety

Vehicle collisions

Year	Collisions per million km	Target
2017	2.97	3.76
2016†	3.60	4.00
2015 baseline 4.13		

Reportable injuries

Year	Reportable injury rate per million hours worked	Target
2017	1.44	1.56
2016†	1.52	1.64
2015 baseline 1.73		

† 2016 data re-stated.

AstraZeneca Annual Report & Form 20-F Information 2017 / Business Review 37

Business Review
Be a Great Place to Work
continued

Sustainability

We want to be valued and trusted by our stakeholders as a source of great medicines over the long term. That is why we are committed to operating in a way that recognises the interconnection between business growth, the needs of society and the limitations of our planet. This means delivering our business strategy in a way that broadens access to our medicines, minimises the environmental footprint of our products and processes, and ensures that ethics and transparency underpin everything we do.

Sustainability strategy

We have three priority areas aligned with our Purpose and business strategy that allow us to have the most impact on benefiting our patients, our business, broader society and the planet. We determined these priorities, along with a set of foundational areas, through a structured sustainability materiality assessment that engaged external and internal stakeholders. We measure our progress towards our objectives through annual and long-term targets.

Learn more in our 2017 Sustainability Report available on our website, www.astrazeneca.com/sustainability.

Priority areas and objectives

1. Broadening access to healthcare

Through collaboration and innovation we strive to expand access to our medicines.

See from page 39.

> Commitment 1: Promote awareness and prevention of non-communicable diseases (NCDs) to reduce their global burden and cost
> Commitment 2: Build capacity to help improve the underlying healthcare infrastructure and remove barriers to accessing medical treatment
> Commitment 3: Make our medicines available and more affordable to people on a commercially and socially sustainable basis

2. Furthering ethics and transparency

We commit to maintaining integrity in everything we do.

See from page 40.

> Commitment 1: Working to consistent global standards of ethical sales and marketing practices in all our markets
> Commitment 2: Working only with suppliers who have standards consistent with our own
> Commitment 3: Working on continued transparency with our data in clinical trials
> Commitment 4: Applying sound bioethics to all our work
> Commitment 5: Maintaining a strong focus on patient safety

3. Protecting the environment

We follow the science to protect the planet.

See from page 43.

> Commitment 1: Managing our impact on the environment, across all our activities, with a particular focus on greenhouse gas emissions, waste and water use
> Commitment 2: Ensuring the environmental safety of our products

Our focus on these three areas does not diminish our commitment to the foundational areas of our sustainability agenda.

See from page 35 and page 40.

> Ensuring that diversity in its broadest sense is reflected in our leadership and people strategies
> Embedding a consistent approach to human rights across our worldwide activities
> Promoting the safety, health and wellbeing of all our people worldwide
> Building a robust talent pipeline to support our future growth
> Investing in community growth

Benchmarking and assurance
Recognition of our work in sustainability

DJSI

MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM

> Named in the Dow Jones Sustainability World and Europe Indices
> Attained industry best scores for: Codes of Business Conduct, Labour Practice Indicators, Climate Strategy, Policy Influence and Health Outcome Contribution

CDP

CDP DRIVING SUSTAINABLE ECONOMIES

> Climate A List – Among the top 5% of companies participating in CDP's climate change programme in recognition of our strategy and actions to reduce emissions and mitigate climate change
> Water A List – Among the top 10% of companies participating in CDP's water stewardship programme for our commitment to transparency around environmental risks and demonstration of pursuing best practice
> We are one of only 25 companies worldwide to be included on the A List for both climate and water in 2017. We are one of only 13 companies worldwide on both A lists for two consecutive years

ISAE3000 Assured

BUREAU VERITAS

> Bureau Veritas has provided independent external assurance to a limited level in accordance with the International Standard on Assurance Engagements 3000 (ISAE3000), and in accordance with ISAE3410 Assurance Engagements on Greenhouse Gas Statements for the sustainability information contained within this Annual Report and Form 20-F

For more information, please see Sustainability: supplementary information on page 227 and the letter of assurance on the Sustainability pages on our website, www.astrazeneca.com.

38 AstraZeneca Annual Report & Form 20-F Information 2017 / Strategic Report

Strategic Report



Science can help people with respiratory disease in Asia

Healthy Lung Asia
The overall objective of Healthy Lung Asia is to raise the profile of respiratory disease with policy makers and build health system capacity to support future access to healthcare. Our three-pillar approach includes:

- Partnerships and awareness: Convene national taskforces to raise awareness of/address health system changes needed to improve outcomes.
- Understanding and skills: Develop medical education materials with a clear objective of spreading evidence-based practice at scale.
- Capacity and access: Holistic, partnership-driven interventions in selected countries to resolve issues of infrastructure, education or access.

So far, we have signed three Memoranda of Understanding, including with Vietnam and Indonesia, formed 14 partnerships, educated some 2,000 GPs, screened more than 10,000 patients, and committed to create more than 500 respiratory centres.

Sustainability governance

Sustainability governance frames the way we operate. Geneviève Berger, a Non-Executive Director, oversees the implementation of our sustainability matters on behalf of the Board of Directors. Beginning in 2017, every member of the SET is accountable for a specific sustainability initiative.

Our Sustainability Advisory Board (SAB), is comprised of five SET members and four external sustainability experts. It met once in 2017 to guide strategic direction, recommend opportunities and provide external insight and feedback. Throughout the year, we engaged with employees and external stakeholders including investors, Ministries of Health, NGOs, patients and suppliers.

1. Broadening access to healthcare

Marketplace on page 8 demonstrates the burden of NCDs with 40 million deaths annually which disproportionately affects low- and middle-income countries where nearly three quarters of these deaths occur. In Return to Growth from page 26, we review how, as a business focused on medicines for NCDs, we aim to meet the challenges posed in each of our Regions, particularly for those patients in Emerging Markets who may need help to access our medicines and where barriers to healthcare are not always pricing related.

Our activities demonstrate how we are working to improve access to healthcare by making our medicines available and more affordable to people on a commercially and socially sustainable basis. We are also developing health systems infrastructure by building capacity to help improve the underlying healthcare infrastructure and access to medical treatment.

To address local needs, our programmes are typically governed by their respective commercial market leaders. Due diligence includes setting and measuring performance towards targets. We have internal targets and our annual Sustainability Report lists our external targets and progress. We undergo third-party assurance for these external targets and our reporting in this Annual Report is assured by Bureau Veritas – for more information please see page 227.

Young Health Programme

We also promote awareness and prevention of NCDs to reduce their burden and cost. To that end, we continue to develop our Young Health Programme (YHP), a global disease prevention programme with a focus on youth. Through YHP, we invest in on-the-ground programmes, advocacy, and research and evidence generation to address this global health issue. 2017 was the seventh year of our commitment to YHP and, during the year, we reached nearly 427,000 young people with health information on NCDs and risk behaviours and trained more than 2,800 peer educators. We launched a new three-year programme in Brazil and renewed multi-year commitments in Germany and Portugal. We also worked collaboratively with our advocacy partners, NCD Child and Rise Up Together, to ensure youth health needs were represented at the World Health Assembly, the UN and in national advocacy efforts.

Understanding our impact was a primary focus of activities in 2017, with publication of our first Social Return on Investment analysis. We looked at four YHP markets and calculated a social return of between approximately $6 and $9 for every dollar invested.

For more information on YHP, please see page 201.

Further information on YHP can be found on its website, www.younghealthprogrammeyhp.com.

Learn more in our 2017 Sustainability Report, on www.astrazeneca.com/sustainability.

AstraZeneca Annual Report & Form 20-F Information 2017 / Business Review 39

Business Review
Be a Great Place to Work
continued


PEPFAR/HEALTHY HEART AFRICA PROGRAM
VENUE: ATELA HEALTH CENTR
DATE: 16TH MAY 2017 TIME: 8:30
AstraZeneca
USAID

Science *can* help people with hypertension in Africa

Healthy Heart Africa
Since launching in Kenya in October 2014 and in Ethiopia in 2016, Healthy Heart Africa (HHA) has:

- Conducted 5.7 million blood pressure screenings in the community and in healthcare facilities.
- Trained over 5,000 healthcare workers, including doctors, nurses, community health volunteers and pharmacists to provide education and awareness, screening and treatment services for hypertension.
- Activated 675 healthcare facilities in Africa to provide hypertension services, including the establishment of a secure supply chain for low-cost, high-quality antihypertensive medicines.
- Identified over one million people living with high blood pressure.

Following the announcement of our innovative public-private partnership with the US President's Emergency Plan for AIDS Relief (PEPFAR) in September 2016, we are working to optimise the HIV/hypertension integration and have extended our relationship with our implementing partner for a further 12 months. Together, we screened some 300,000 people over the year and observed an indicative growth in male engagement. In Ethiopia, we moved beyond the pilot phase and screened some 470,000 people in the course of 2017.

2. Ethics and transparency

Code of Ethics and policy framework

We are committed to employing high ethical standards when carrying out all aspects of our business globally. In 2017, we launched a Code of Ethics (the Code) which replaced our Code of Conduct. The Code is based on our company Values, expected behaviours and key policy principles. It empowers employees to make decisions in the best interests of the Group and the people we serve, now and in the long term, by outlining our commitments in simple terms and focusing on why these commitments matter. The Code also guides employees on how to make the best day-to-day choices and how to act in a consistent, responsible way, worldwide. There are two mandatory training courses dedicated to the Code: one is for new starters; the second is the annual training for all employees, reminding them of the key commitments. In 2017, 100% of all active employees completed the annual training on the new Code of Ethics.

The new Code includes four high-level Global Policies covering Science, Interactions, Workplace and Sustainability. During 2018, these new, high-level Global Policies will continue to be complemented by underlying Standards and will replace the current suite of 12 existing global policies which are published on our website, www.astrazeneca.com. Our policy framework also includes additional requirements at the global, local and business unit level to support employees in their daily work.

Ethical sales and marketing

We are committed to employing high ethical standards of sales and marketing practice worldwide, in line with our policy framework. We maintain a robust compliance programme in our efforts to ensure compliance with all applicable laws, regulations and adopted industry codes. As outlined in Global Compliance and Internal Audit Services on page 97, our compliance programme is delivered by dedicated compliance professionals who advise on and monitor adherence to our policy framework. These professionals also support our line managers locally in ensuring that their staff meet our standards. A network of nominated signatories reviews our promotional materials and activities against applicable requirements, and audit professionals in Internal Audit Services, in partnership with external audit experts, also conduct compliance audits on selected marketing companies. Our reporting in this area is assured by Bureau Veritas.

For more information, please see page 227.

40 AstraZeneca Annual Report & Form 20-F Information 2017 / Strategic Report

Strategic Report



Science can heat with 100% renewable electricity

Renewable energy
In 2017, we began using sustainable heat pump technology at our Gothenburg, Sweden site. This technology is highly efficient and electrifies some of the site's heat demand, with the estimated potential to replace up to 60% of the site's natural gas consumption, thereby reducing the site's CO_2 footprint. Coupled with the site transitioning to renewable electricity in 2016, the investment is estimated to save approximately 2,500 tonnes of CO_2 equivalent per year.

In 2017, we conducted 41 audits on high-risk suppliers, seeking to ensure that they employ appropriate practices and controls. Ten percent of these suppliers met our expectations, with a further 90% implementing improvement plans to address minor instances of non-compliance. Through our due diligence process, we rejected 12 suppliers because of reputational concerns.

3. Protecting the environment

We follow the science to protect the planet by managing our impact on the environment across all our operations. Our current Global Safety, Health and Environment (SHE) Policy is the overarching document for our environmental management system. It applies to all functions and locations and is supported by global standards and procedures that establish mandatory requirements in key risk areas. We monitor and manage performance through comprehensive assurance programmes that include performance reporting, internal auditing and an annual management review. We are on track to deliver our 2016 to 2025 environment targets.

Managing our impact on natural resources
Our 2017 natural resource targets (against a 2015 baseline) included:

> reducing operational greenhouse gas footprint as approved by the Science Based Target initiative
> reducing energy consumption by 2% to 1,761,081 MWh
> reducing waste generation by 4% to 29,328 tonnes
> reducing water use by 4% to 4.16 million m³.

The table overleaf provides data on our global greenhouse gas emissions, energy use, waste production and water consumption for 2017. The data coverage includes 100% of our owned and controlled sites globally. Regular review of the data is carried out to ensure accuracy and consistency. This has led to changes in the data for previous years. The data quoted in this Annual Report are generated from the revised data. To support the achievement of our targets, a resource efficiency capital fund has been in place since 2015 to invest in projects at sites. In 2017, approximately $19 million (2016: $25 million) was committed to resource efficiency projects at our manufacturing and R&D sites, and a further $20 million has been committed for 2018.

100%

100% of all active employees completed training on new Code of Ethics

AstraZeneca Annual Report & Form 20-F Information 2017 / Business Review 43

e children STEM learning and careers Bahija Jallal, President, MedImmune and Executive Vice-President, AstraZeneca, works with a student on the MDBio Mobile eXploration lab, America’s largest, most advanced mobile laboratory. MXLab is custom-designed to expand new technology and laboratory science experiences to pique students’ interest in science, technology, engineering and mathematics (STEM) learning and careers. Community investment Wherever we work in the world, we aim to make a positive impact on our communities. Our Community Investment Contributions Standard outlines our global areas of focus and provides guidance to ensure a consistent, transparent and ethical approach around the world, based on local need. Our global community investment activities are focused on healthcare in the community and supporting science education. They include financial and non-financial community sponsorships, partnerships and charitable donations. In 2017, we gave more than $25 million (2016: $39 million) through our community investment activities to more than 900 non-profit organisations in 61 countries, which includes more than $4 million (2016: $20 million) for product donations that were given in support of public health needs and disaster relief. In addition to these community investments, we also donated more than $401 million (2016: $468 million) of medicines in connection with patient assistance programmes around the world, the largest of which is our AZ&Me programme in the US. For more information on our patient assistance programmes, please see from page 28, and on our Young Health Programme, a global disease prevention programme with a focus on youth, please see pages 39 and 201. Non-Financial Reporting Regulations Under sections 414CA and 414CB of the Companies Act 2006, as introduced by the Companies, Partnerships and Groups (Accounts and Non-Financial Reporting) Regulations 2016, AstraZeneca is required to include, in its Strategic Report, a non-financial statement containing certain information. Information required by these Regulations is included in Business model and life-cycle of a medicine from page 14, Strategy and Key Performance Indicators from page 17, and the Business Review from page 34. Dr Jallal was the Healthcare Businesswomen’s Association (HBA) 2017 Woman of the Year. Our global disaster relief partners are the British Red Cross, Americares, Direct Relief International and Health Partners International of Canada. In 2017, we funded the deployment of the British Red Cross Mass Sanitation Unit to Northern Uganda where it provided more than 13,000 refugees with access to a safe latrine and reached more than 19,000 refugees with hygiene promotion activities. We also responded to appeals for the South Asian Floods and support for the Atlantic Hurricane Season. In 2017, we donated products across multiple therapeutic areas to 17 countries to respond to public health needs and disaster relief. This includes pre-positioning products in partner warehouses to allow for quick deployment which was a critical part of our partner’s response efforts during the Atlantic Hurricane Season. Making a positive impact on our communities is also about volunteering. We encourage our employees to volunteer and support their efforts with one day’s leave for volunteering. In 2017, our employees volunteered more than 29,000 hours on community projects in countries around the world. 45 AstraZeneca Annual Report & Form 20-F Information 2017 / Business Review Strategic Report can Science excit

Sustainability: supplementary information

External assurance
Bureau Veritas has provided independent external assurance to a limited level on the following sustainability information contained within this Annual Report:

- Access to healthcare, page 29
- China market development, page 29
- Develop a strong and diverse pipeline of leaders, page 35
- Human rights, page 36
- Managing change, page 37
- Employee relations, page 37
- Safety, health and wellbeing, page 37
- Sustainability, page 38
- Sustainability strategy, page 38
- Priority areas and assurance, page 38
- Benchmarking and assurance, page 38
- Sustainability governance, page 39
- Broadening access to healthcare, page 39
- Healthy Lung Asia, page 39
- Healthy Heart Africa, page 40
- Ethics and transparency, page 40
- Protecting the environment, page 43
- Renewable energy, page 43
- Community investment, page 45
- STEM learning and careers, page 45
- Carbon reporting, page 227

Based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement, nothing has come to the attention of Bureau Veritas causing them to believe that the sustainability information contained within this Annual Report is materially misstated. Bureau Veritas is a professional services company that has a long history of providing independent assurance services in environmental, health, safety, social and ethical management and disclosure.

The full assurance statement, which includes Bureau Veritas's scope of work, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com.

Carbon reporting

We have reported on all of the emission sources required under the Quoted Companies Greenhouse Gas Emissions (Directors' Reports) Regulations 2013. These sources fall within our consolidated Financial Statements. We do not have responsibility for any emission sources that are not included in our consolidated Financial Statements.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). Emission factors for electricity have been derived from the International Energy Agency (IEA), USEPA eGRID, US Green-e and the Association of Issuing Bodies (AIB) databases and for all other fuels and emission sources from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

Bureau Veritas has undertaken a limited assurance on the 2017 GHG emissions data. The assurance statement, including scope, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com.

Global greenhouse gas emissions data for the period 1 January 2017 to 31 December 2017

	Tonnes CO_2e		
	2017	2016	2015[1]
Emissions from: Scope 1: Combustion of fuel and operation of facilities[2]	**291,652**	309,661	318,633
Scope 2 (Market-based): Electricity (net of market instruments), heat, steam and cooling purchased for own use[3]	**182,847**	218,770	348,664
Scope 2 (Location-based): Electricity, heat, steam and cooling purchased for own use[3]	**278,870**	288,210	285,052
Company's chosen intensity measurement: Scope 1 + Scope 2 (Market-based) emissions reported above normalised to million US dollar revenue	**21.1**	23.0	27.0
Scope 3 Total: Emissions from all 15 Greenhouse Gas Protocol Scope 3 Categories[4] (one year in arrears)	**5,942,808**	7,497,338	6,310,359
Scope 3 in our Operational Footprint: Supply chain emissions: Upstream emissions from personal air travel, goods transport, waste incineration, and first tier active pharmaceutical ingredients and formulation & packaging suppliers (>90% of category spend, energy only, one year in arrears); Downstream emissions from HFA propellants released during patient use of our inhaled medicines	**1,184,050**	1,130,640	1,109,893
2016-2025 Strategy 'Operational Footprint' KPI: Scope 1 + Scope 2 (Market-based) + our Operational Footprint Scope 3 sources. Baseline year is 2015	**1,658,548**	1,659,071	1,777,190
2016-2025 Strategy Scope 3 intensity measurement KPI: Scope 3 emissions from all 15 Greenhouse Gas Protocol Scope 3 Categories normalised to million US dollar revenue. Includes Operational Scope 3 emissions. Baseline year is 2015 (one year in arrears)	**317**	375	300

1 Regular review of the data is carried out to ensure accuracy and consistency. This has led to changes in the data from previous years. The data quoted in this Annual Report are generated from the revised data.
2 Included in this section are greenhouse gases from direct fuel combustion, process and engineering emissions at our sites and from fuel use in our vehicle fleet.
3 Greenhouse gases from imported electricity are calculated using the GHG Protocol Scope 2 Guidance (January 2015) requiring the dual reporting using two emissions factors for each site – market-based and location-based. Location-based factors are the grid average emissions factor for the country (or subregion in the US) that a site is in. Market-based factors are more specific to the site and local energy market, taking account of the residual energy mix a site is sourcing power from and any certified renewable power purchased by a site.
4 GHG Protocol Scope 3 Categories: Purchased goods and services; Capital goods; Fuel- and energy-related activities; Upstream transportation and distribution; Waste generated in operations; Business travel; Employee commuting; Upstream leased assets; Downstream transportation and distribution; Processing of sold products; Use of sold products; End-of-life treatment of sold products; Downstream leased assets; Franchises; Investments.

Additional Information

AstraZeneca Annual Report & Form 20-F Information 2017 / Sustainability: supplementary information 227